AB 3/10

09058996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. Riley & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd., Suite 800
(No and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Kelleher (310) 966-1444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 2 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Kelleher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley & Company, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ______________ County of ______________ Subscribed and sworn (or affirmed) to before me this ____ day of ______, 20___, by satasfactory evidence to be the person(s) who appeared before me.

See Attached Statement

Notary Public

Tom Kelleher

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
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Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27 (Date) day of January (Month), 2009 (Year), by

(1) Thomas Kelleher (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

ERIKA DOWD
Commission # 1813380
Notary Public - California
Los Angeles County
My Comm. Expires Sep 15, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

B. Riley & Co., LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
B. Riley & Co., LLC:

We have audited the accompanying statement of financial condition of B. Riley & Co., LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B. Riley & Co., LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

B. Riley & Co., LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 1,723,180
Deposit with clearing firm	111,334
Marketable securities, at market value	6,503,146
Receivable from related parties	11,705
Other receivables, net	184,549
Automobile, furniture, equipment, and leaseholds, net	111,372
Investments, at estimated fair value	1,160,178
Prepaid expenses	169,168
Notes receivable	635,086
Deposits	122,407
Other assets	984
Total assets	$ 10,733,108

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 236,294
Payable to brokers and dealers	242,858
Payable to clearing organization	1,870,558
Salaries and bonuses payable	969,532
Securities sold, not yet purchased, at market value	2,891,208
Automobile loans payable	46,732
Income tax payable	12,290
Total liabilities	6,269,471
Commitments and contingencies	–
Member's Equity	4,463,636
Total liabilities and member's equity	$ 10,733,108

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Statement of Operations
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 11,229,653
Corporate finance	7,409,217
Net dealer inventory and investment gains (losses)	(5,294,594)
Interest and dividends	165,863
Gains (losses) on sale of investments, at estimated fair value	(1,680,318)
Other income	266,644
Total revenues	12,096,465
Expenses	
Employee compensation and benefits	4,514,453
Commissions, clearing fees and floor brokerage	8,725,048
Communications and information services	779,416
Interest	127,764
Occupancy & equipment rental	878,275
Taxes, other than income taxes	16,084
Other operating expenses	1,904,739
Total expenses	16,945,779
Net income (loss) before income tax provision	(4,849,314)
Income tax provision	24,120
Net income (loss)	$ (4,873,434)

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

	Member's Equity	Unrealized Gains (Losses) on Investments, at Estimated Fair Value	Total Member's Equity	Comprehensive Income (Loss)
Balance at December 31, 2007	$ 8,498,069	$ (205,316)	$ 8,292,753	
Member contributions	1,925,799	–	1,925,799	
Member distributions	(150,000)	–	(150,000)	
Net gains (losses) on investments, at estimated fair value	–	(796,920)	(796,920)	$ (796,920)
Recalssification of gains (losses) on investments, at estimated fair value	–	65,438	65,438	65,438
Net income (loss)	(4,873,434)	–	(4,873,434)	(4,873,434)
Balance at December 31, 2008	$ 5,400,434	$ (936,798)	$ 4,463,636	$ (5,604,916)

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ (4,873,434)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 58,508	
Net change in securities available for sale	1,680,318	
(Increase) decrease in:		
Marketable securities, at market value	(1,220,292)	
Receivable from related party	3,217	
Other receivables, net	366,125	
Deposit with clearing organization	(2,778)	
Prepaid expenses	125,673	
Prepaid income taxes	26,486	
Refundable deposits	6,913	
Other assets	(108)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(152,703)	
Payable to brokers and dealers	203,665	
Payable to clearing organization	(901,821)	
Salaries and bonuses payable	(537,350)	
Income taxes payable	12,290	
Securities sold, not yet purchased, at market value	941,411	
Total adjustments		609,554
Net cash provided by (used in) operating activities		(4,263,880)
Cash flows from investing activities:		
Increase in notes receivable	(635,086)	
Purchase of investments, available for sale	(9,161,457)	
Sale of investments, available for sale	9,928,498	
Purchase of furniture and equipment	(39,537)	
Net cash provided by (used in) investing activities		92,418
Cash flows from financing activities:		
Principal payments of automobile loans	(36,804)	
Proceeds from member contributions	1,925,799	
Member distributions	(150,000)	
Net cash provided by (used in) financing activities		1,738,995
Net increase (decrease) in cash		(2,432,467)
Cash at beginning of year		4,155,647
Cash at end of year		$ 1,723,180

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	127,764
Income taxes	$	12,561

Non-cash investing and financing transactions:

The Company reclassified $65,438 from unrealized gains on investments, at estimated fair value in other comprehensive income to the income statement, for investments which were sold. The remaining assets were marked to market for $796,920.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pursuant to a plan of reorganization, B. Riley & Co., LLC, (the "Company") is the successor organization to B. Riley & Co., Inc. which was originally incorporated in the State of Delaware on February 15, 1996. The reorganization was accomplished in October of 2007 via a transaction wherein the predecessor corporation contributed its entire business into a newly formed Delaware limited liability company known as B. Riley & Co., LLC. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company primarily earns commissions through the sale of equities and market making. The Company also provides investment banking services by engagement and trades securities for its own account. During the year ended December 31, 2008 two clients comprised approximately 15% of the Company's revenue.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Receivables from related parties are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Automobile, furniture, equipment, and leaseholds are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Automobile, furniture, equipment and leaseholds are depreciated over their estimated useful lives ranging from five (5) to thirty-nine (39) years by the double–declining balance method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts fee in California in addition to minimum California tax.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at December 31, 2008, includes interest earned for a deposit total of $111,334.

Note 3: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$ 6,503,146	$ 2,891,208

Note 4: OTHER RECEIVABLES, NET

Other receivables consist of expenses incurred by the Company on behalf of its clients that are expected to be reimbursed. Other receivables are valued and reported at net realizable value. As of December 31, 2008, the Company recorded a provision for the expected uncollectibility of $67,595.

Other receivables	$ 252,144
Less: Allowance for doubtful accounts	(67,595)
Other receivables, net	$ 184,549

Note 5: <u>NOTES RECEIVABLE</u>

At December 31, 2008, the Company is carrying $635,086 of subordinated secured promissory notes due from two private equity clients for which the Company has also provided investment banking services. The total amount due includes interest accrued of $30,037 as of December 31, 2008. The notes bear interest rates ranging between six (6) and eighteen (18) percent and are payable in full at various dates, ranging from June 2009 to April 2013.

Note 6: <u>AUTOMOBILE, FURNITURE, EQUIPMENT AND LEASEHOLDS, NET</u>

The automobile, furniture, equipment and leasehold improvements are recorded at cost and summarized by major classifications as follows:

			Depreciable Life Years
Automobiles	$	155,695	5
Furniture & fixtures		28,892	7
Equipment		21,960	5
Computers		142,532	5
Leasehold improvements		18,246	39
		367,325	
Less: accumulated depreciation		(255,953)	
Automobile, furniture, equipment and leasehold improvements, net	$	111,372	

Depreciation expense for the year ended December 31, 2008, was $58,508.

The automobiles serve as collateral for the automobile loans payable. See Note 9.

Note 7: INVESTMENTS, AT ESTIMATED FAIR VALUE

The investments, at estimated fair value, represent several investments not in the ordinary course of business for the Company. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

The investments, at estimated fair value consisted of the following at December 31, 2008:

Registered corporate securities	$	125,288
Unregistered corporate securities		1,034,890
Total investments	$	1,160,178

The registered corporate securities are recorded at market and the unregistered corporate securities are recorded at cost. These investments are considered non–allowable assets for net capital purposes.

The Company included $796,920 in unrealized losses on these investments in comprehensive income at December 31, 2008, and reclassified $65,438, from unrealized gains on investments, at estimated fair value in other comprehensive income to the income statement, for investments which were sold.

Note 8: PAYABLE TO CLEARING ORGANIZATION

The Company buys securities in its proprietary account at the clearing firm on margin. Margin interest expense was $121,921 and the margin balance was $1,870,558, for the year ended December 31, 2008.

Note 9: AUTOMOBILE LOAN PAYABLE

Automobile loans payable consist of a conventional auto loan and a capitalized lease. These loans are collateralized by two automobiles with net book values of $2,719 and $31,247.

Total interest expense on these loans was $1,215 for the year ended December 31, 2008.

Future minimum principal payments on these loans are as follows:

Year ending December 31,	Amount
2009	$ 33,831
2010	12,901
	$ 46,732

The Company has a capitalized lease of $108,495. The lease commenced in July of 2006 and expires in June of 2010. The Company has included the amortization of the lease with depreciation expense in other operating expenses.

Note 10: INCOME TAXES

The Company is subject to the California limited liability gross receipts fee, and a minimum tax provision of $800. The Company is also required to pay nominal amounts of income taxes in various other state jurisdictions, based upon the Company's presence in those states. At December 31, 2008, the Company reflected a tax liability of $12,290, representing estimated California gross receipts and franchise taxes payable for the year ended December 31, 2008.

Note 11: PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(k) Profit Sharing Plan (the "Plan"). All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more than three (3) months for the 401(k), and over a year to participate in the profit sharing plan. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The Company may make a pre-tax matching contribution each year. The participant's contributions, earnings and profit sharing bonuses are 100% vested at all times. The Company's matching contributions are vested 20% per year of service after the first year with the Company. The Company recorded profit sharing contributions and matching contributions of $23,689 for the year ended December 31, 2008.

Note 12: RELATED PARTY TRANSACTIONS

The Company received $1,063,950 in commissions from two funds managed by Riley Investment Management, LLC and PTR Partners, LLC. Riley Investment Management, LLC and the Company are affiliated through common management. PTR Partners, LLC shares common officers with the Company.

During the year 2008, the Company entered into an expense sharing agreement with Riley Investment Management, LLC, whereby the Company provides personnel, office space, insurance, and various other general services. Riley Investment Management, LLC, then reimburses the Company based on a set schedule for these services, outlined in the agreement. During the year ended December 31, 2008, the Company received $145,039 in reimbursements under the agreement.

Note 13: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into various lease agreements for office space. The leases contain provisions for rent escalation based on increases in certain costs incurred by the leasers.

Future minimum lease payments under the leases are as follows:

Year	Amount
2009	$ 288,900
2010	19,247
2011 & thereafter	–
Total	$ 308,147

Rent expense was $848,278 for the year ended December 31, 2008.

Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

In August of 2007, the Company. was named as one of several co-defendants in a lawsuit involving a former client. The suit is against the sellers of a company the plaintiffs purchased in December of 2006. The Company served as the investment advisor for the sale. The Company in turn, has a cross-complaint against the plaintiffs for breach of contract, indemnification, and other claims. Management believes the lawsuit is meritless, and is responding by contesting it vigorously. These financial statements contain no adjustments for any outcome of this suit. The case has been set for trial in January 2009.

Note 13: COMMITMENTS AND CONTINGENCIES (Continued)

supposedly complicit in the alleged fraud. The Plaintiffs are seeking damages from all defendants of approximately $36,000,000, plus punitive damages. The Company, in turn, has a cross-complaint against the plaintiffs for breach of contract, indemnification, and other claims. Management believes the lawsuit is meritless, and is responding by contesting it vigorously. These financial statements contain no adjustments for any possible outcome of this suit. The case has been set for trial in January 2009.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2008, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application

to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 15: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $691,020, which was $538,520 in excess of its required net capital of $152,500; and the Company's ratio of aggregate indebtedness ($1,507,705) to net capital was 2.18 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

B. Riley & Co., LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Member's equity		$ 4,463,636
Less: Non-allowable assets		
Receivable from related parties	$ (11,705)	
Other receivables, net	(184,549)	
Automobiles, furniture, equipment & leaseholds, net	(111,372)	
Investments, at estimated fair value	(1,160,178)	
Prepaid expenses	(169,168)	
Notes receivable, excess over payable	(580,086)	
Refundable deposits	(122,407)	
Other assets	(983)	
Total adjustments		(2,340,448)
Net capital before haircuts		2,123,188
Less: Adjustments to net capital		
Haircuts on securities	(887,852)	
Undue concentration	(544,316)	
Total adjustments to net capital		(1,432,168)
Net capital		691,020
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 100,514	
$2,500 per market greater than $5 (45), $1,000 per market less than $5 (40)	$ 152,500	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		152,500
Excess net capital		$ 538,520
Ratio of aggregate indebtedness to net capital	2.18: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008.

See independent auditor's report.

B. Riley & Co., LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to B. Riley & Co., LLC. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

B. Riley & Co., LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to B. Riley & Co., LLC. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

B. Riley & Co., LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

Board of Directors
B. Riley & Co., LLC:

In planning and performing our audit of the financial statements of B. Riley & Co., LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009